Exhibit 99.1

OBSEVA SA

ObsEva SA

Consolidated Interim Financial Statements

Consolidated Balance Sheet

(in USD ’000)		As at March 31, 2017	As at December 31, 2016
	Notes	unaudited	audited
ASSETS
Current assets
Cash and cash equivalents	3	104,158	25,508
Other receivables		988	783
Prepaid expenses and deferred costs		1,047	2,415

Total current assets		106,193	28,706
Non-current assets
Plant and equipment		118	121
Intangible assets	4	16,608	16,608
Other long-term assets		171	90

Total non-current assets		16,897	16,819

Total assets		123,090	45,525

LIABILITIES AND SHAREHOLDERS EQUITY
Current liabilities
Other payables and current liabilities		1,836	2,383
Accrued expenses		6,912	4,269

Total current liabilities		8,748	6,652
Non-current liabilities
Post-employment obligations		2,859	2,832

Total non-current liabilities		2,859	2,832
Shareholders’ equity
Share capital		2,240	1,740
Share premium		160,260	71,966
Reserves		4,120	1,934
Accumulated losses		(55,137)	(39,599)

Total shareholders’ equity	5	111,483	36,041

Total liabilities and shareholders’ equity		123,090	45,525

The accompanying notes form an integral part of these consolidated interim financial statements.

ObsEva SA

Consolidated Interim Financial Statements

Consolidated Statement of Comprehensive Loss

(in USD ’000, except per share data)		Three-month period ended March 31,
	Notes	2017	2016
		unaudited
Other operating income		6	3
OPERATING EXPENSES
Research and development expenses	6	(13,057)	(3,815)
General and administrative expenses		(2,745)	(659)

Total operating expenses		(15,802)	(4,474)

OPERATING LOSS		(15,796)	(4,471)

Finance income		258	14
Finance expense		—	(224)

NET LOSS BEFORE TAX		(15,538)	(4,681)

Income tax expense		—	—

NET LOSS FOR THE PERIOD		(15,538)	(4,681)

Net loss per share
Basic	7	(0.58)	(0.22)
Diluted	7	(0.58)	(0.22)
OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit and loss

Remeasurements on post-retirement benefit plans		—	—
Items that may be reclassified to profit or loss
Currency translation differences		—	2,403

TOTAL OTHER COMPREHENSIVE INCOME		—	2,403

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(15,538)	(2,278)

The accompanying notes form an integral part of these consolidated interim financial statements.

ObsEva SA

Consolidated Interim Financial Statements

Consolidated Statement of Cash Flows

	Three-month period ended March 31,
(in USD ’000)	2017	2016
	unaudited

NET LOSS BEFORE TAX FOR THE PERIOD	(15,538)	(4,681)

Adjustments for:
Depreciation	12	11
Post-employment benefit	27	(12)
Share-based payments	2,324	216
Finance (income) / expense, net	(258)	210
Increase in other receivables	(205)	(35)
Decrease / (increase) in prepaid expenses, other long-term assets and deferred costs payable	1,081	(802)
(Decrease) / increase in other payables and current liabilities	(547)	976
Increase / (decrease) in accrued expenses	2,513	(664)

NET CASH FLOWS USED IN OPERATING ACTIVITIES	(10,591)	(4,781)

Payments for plant and equipment	(9)	(17)

NET CASH FLOWS USED IN INVESTING ACTIVITIES	(9)	(17)

Proceeds from issue of shares	96,754	2
Share issuance costs	(7,769)	—
Interest received	—	14
Interest paid	—	(6)

NET CASH FLOWS FROM FINANCING ACTIVITIES	88,985	10

Net increase / (decrease) in cash and cash equivalents	78,385	(4,788)

Cash and cash equivalents as at January 1,	25,508	54,275

Effects of exchange rate changes on cash and cash equivalents	265	1,633
Cash and cash equivalents as at March 31,	104,158	51,120

The accompanying notes form an integral part of these consolidated interim financial statements.

ObsEva SA

Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity

(in USD ’000)

unaudited	Share capital	Share premium	Share-based payments reserve	Foreign currency translation reserve	Total reserves	Accumulated losses	Total
January 1, 2016	1,694	99,597	3,227	(406)	2,821	(39,437)	64,675

Loss for the period	—	—	—	—	—	(4,681)	(4,681)

Other comprehensive income	—	—	—	2,403	2,403	—	2,403

Total comprehensive loss	—	—	—	2,403	2,403	(4,681)	(2,278)

Issuance of non-voting shares	2	72	(72)	—	(72)	—	2
Share-based remuneration	—	—	216	—	216	—	216
Offset of accumulated losses with share premium	—	(30,639)	—	—	—	30,639	—

March 31, 2016	1,696	69,030	3,371	1,997	5,368	(13,479)	62,615

January 1, 2017	1,740	71,966	2,423	(489)	1,934	(39,599)	36,041

Loss for the period	—	—	—	—	—	(15,538)	(15,538)

Other comprehensive loss	—	—	—	—	—	—	—

Total comprehensive loss	—	—	—	—	—	(15,538)	(15,538)

Issuance of shares - IPO	496	96,254	—	—	—	—	96,750
Issuance of shares - equity incentive plan	4	138	(138)	—	(138)	—	4
Share issuance costs	—	(8,098)	—	—	—	—	(8,098)
Share-based remuneration	—	—	2,324	—	2,324	—	2,324

March 31, 2017	2,240	160,260	4,609	(489)	4,120	(55,137)	111,483

The accompanying notes form an integral part of these consolidated interim financial statements.

ObsEva SA

Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements for the three-month period ended March 31, 2017

(unaudited)

1.	General information

ObsEva SA (the “Company”) was founded on November 14, 2012, and its address is 12 Chemin des Aulx, 1228 Plan-les-Ouates, Geneva, Switzerland. The terms “ObsEva” or “the Group” refer to ObsEva SA together with its subsidiaries included in the scope of consolidation (note 2.3).

The Group is focused on the development and commercialization of novel therapeutics for serious conditions that compromise women’s reproductive health and pregnancy. The Group has a portfolio of three mid- to late-stage development in-licensed compounds (OBE2109, OBE001 (“nolasiban”) and OBE022) developed in four indications. The Group has no currently marketed products.

These consolidated interim financial statements are presented in dollars of the United States (USD), rounded to the nearest thousand, except share and per share data, and have been prepared on the basis of the accounting principles described in note 2.

These consolidated interim financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors (the “Board of Directors”) on May 12, 2017.

2.	Accounting principles and scope of consolidation

2.1 Basis of preparation and accounting principles

These unaudited three-month consolidated interim financial statements (the “interim financial statements”) are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (the “IASB”).

As from January 1, 2017, due to a change of the primary economic environment of the Company, the functional currency of ObsEva SA became the USD, which is also the presentation currency of the Group.

Other accounting policies used in the preparation and presentation of these consolidated interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2016 (the “annual financial statements”), which should be read in conjunction with these consolidated interim financial statements as they provide an update of previously reported information.

The Group believes it will be able to meet all of its obligations as they fall due for a further 12 months from March 31, 2017, hence, the unaudited consolidated interim financial statements have been prepared on a going concern basis.

2.2 Use of estimates and assumptions

The preparation of consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the consolidated interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

The Group’s activities are not affected by any significant seasonal effect.

ObsEva SA

Consolidated Interim Financial Statements

2.3	Scope of consolidation

There was no change to the scope of consolidation during the reporting period and the Company consolidates the financial operations of its two fully-owned subsidiaries, ObsEva Ireland Ltd, which is registered in Cork, Ireland and organized under the laws of Ireland, and ObsEva USA Inc., which is registered and organized under the laws of Delaware, USA. ObsEva Ireland Ltd had no operations and no results of operations to report as of March 31, 2017.

3.	Cash and cash equivalents

(in USD ‘000)	As at March 31, 2017	As at December 31, 2016
	unaudited	audited
Bank deposits	104,158	23,292
Interest bearing deposits	—	2,216

Total cash and cash equivalents	104,158	25,508

4.	Intangible assets

As at March 31, 2017 and December 31, 2016, the Group held a number of licenses to operate several biopharmaceutical product candidates, the value of which is recorded at USD 16.6 million.

5.	Shareholders’ equity

On February 23, 2016, the shareholders approved for statutory purposes a resolution to offset the accumulated losses with the share premium balance for an amount of USD 30.6 million. This transaction had no impact on the overall equity position.

On January 25, 2017, the Company raised gross proceeds of USD 96.8 million in an IPO on The NASDAQ Global Select Market, a U.S. market. The IPO closed on January 30, 2017 with the issuance of 6,450,000 new ordinary shares at a subscription price of USD 15.00 per share and a par value of 1/13 of a Swiss franc per share. The proceeds have been recorded in equity net of directly related share issuance costs of USD 8.1 million.

6.	Research and development expenses

Due to the difficulty in assessing when research and development projects would generate revenue, the Group expenses all research and development costs to the profit and loss accounts.

For the three-month periods ended March 31, 2017 and 2016, the Group pursued its research and development programs totaling expenses of USD 13.1 million and USD 3.8 million, respectively.

7.	Loss per share

As of March 31, 2017, the Company had one category of shares, which are common shares. As of March 31, 2016, the Company’s shares were comprised of ordinary shares, consisting of both common shares and non-voting shares, and series A and series B preferred shares. The Company’s non-voting shares and series A and series B preferred shares were converted into common shares on January 25, 2017.

ObsEva SA

Consolidated Interim Financial Statements

For the three-month period ended March 31, 2016, since the series A and series B preferred shares participated with ordinary shares in the profit or loss on a pro-rata basis, the net loss was allocated to each class pro-rata to their weighted average number of shares outstanding during the period. The basic loss per share is calculated by dividing the loss of the period attributable to the ordinary shares by the weighted average number of ordinary shares (common and non-voting) outstanding during the period as follows:

Three-month period ended March 31, 2017
(unaudited)
Common shares
Net loss attributable to shareholders (in USD ‘000)	(15,538)
Weighted average number of shares outstanding	26,623,553

Basic and diluted loss per share (in USD)	(0.58)

	Three-month period ended March 31, 2016 (unaudited)
	Preferred B shares	Preferred A shares	Common and non-voting shares
Net loss attributable to shareholders (in USD ‘000)	(2,428)	(1,689)	(564)
Weighted average number of shares outstanding	11,079,549	7,706,777	2,573,408

Basic and diluted loss per share (in USD)	(0.22)	(0.22)	(0.22)

For the three-month period ended March 31, 2017, 1,184,023 non-vested shares, 5,200 treasury shares and 428,450 shares issuable upon the exercise of stock-options, which would have an anti-dilutive impact on the calculation of the diluted earnings per share, are excluded from the calculation (three-month period ended March 31, 2016: 587,815 non-vested shares, 80,353 treasury shares and no shares issuable upon the exercise of stock-options were excluded).

8.	Financial instruments

The Group’s financial assets consist of cash and cash equivalents and other receivables which are classified as assets at amortized costs according to IAS 39. The Group’s financial liabilities consist of other payables and accruals which are classified as other liabilities at amortized costs according to IAS 39.

9.	Segment information

The Group operates in one segment, which is the research and development of innovative women’s reproductive, health and pregnancy therapeutics. The marketing and commercialization of such therapeutics depend on the success of the clinical development phase. The Chief Executive Officer of the Company reviews the consolidated statement of operations of the Group on an aggregated basis and manages the operations of the Group as a single operating segment.

The Group currently generates no revenue from the sales of therapeutics products.

ObsEva SA

Consolidated Interim Financial Statements

The geographical analysis of assets is as follows:

(in USD ‘000)	As at March 31, 2017	As at December 31, 2016
	unaudited	audited
Switzerland	122,165	45,525
USA	925	—

Total assets	123,090	45,525

All capital expenditures during the three-month period ended March 31, 2017 and 2016 were made in Switzerland.

The geographical analysis of operating expenses is as follows:

	Three-month period ended March 31,
(in USD ‘000)	2017	2016
	unaudited
Switzerland	15,232	4,474,
USA	570	—

Total operating expenses	15,802	4,474

10.	Events after the reporting period

On April 25, 2017, the Group announced the initiation of its Phase 3 clinical program for OBE2109 in uterine fibroids and related activation of sites and start of recruitment, which triggered a commitment for the Company to pay a USD 5 million milestone to Kissei Pharmaceutical Co., Ltd., to be accounted for as intangible asset.

There were no other material events after the balance sheet date.